SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 9)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH FOREST PRODUCTS, INC.

KOCH INDUSTRIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Executive Vice President—Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,767,500,272	$1,502,735

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 265,989,589 shares of common stock, par value $.80 per share, of Georgia-Pacific at a purchase price of $48.00 per share. Such number of shares consists of (i) 259,137,551 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) 6,852,038 shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Georgia-Pacific shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011770 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,502,735	Filing Party: Koch Industries, Inc.
Form or Registration No. Schedule TO-T	Date Filed: November 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a purchase price of $48.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended through the date hereof (as amended, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 11 of the Statement is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 5:00 p.m., New York City time, on Monday, December 19, 2005. Based on information provided by the Depositary, as of the Expiration Date, approximately 237,793,992 Shares (including 20,723,971 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing in excess of 89% of Georgia-Pacific’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

Assuming the receipt of a sufficient number of Shares tendered pursuant to guaranteed delivery procedures to ensure that the Purchaser holds at least 88% of the outstanding Shares, the Purchaser intends to exercise its option under the Merger Agreement to purchase newly issued Shares in order to attain ownership of 90% of the outstanding Shares. As soon as practicable following the purchase of Shares upon exercise of its option, the Purchaser intends to complete the acquisition of Georgia-Pacific through a short-form merger, in which all outstanding Shares not purchased by the Purchaser in the Offer will be converted into the right to receive $48 net per share in cash.

On December 20, 2005, Koch Industries issued a press release announcing the results of the Offer. A copy of the press release is filed as Exhibit (a)(1)(Q) to the Statement and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(Q) Press Release issued by Koch Industries on December 20, 2005.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INDUSTRIES, INC.

By:	/s/ STEVEN J. FEILMEIER
Name:	Steven J. Feilmeier
Title:	Executive Vice President - Chief Financial Officer

KOCH FOREST PRODUCTS, INC.

By:	/s/ STEVEN J. FEILMEIER
Name:	Steven J. Feilmeier
Title:	Vice President

Date: December 20, 2005

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 17, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Koch Industries on November 13, 2005 (incorporated by reference to the Schedule TO-C filed by Koch Industries with the SEC on November 14, 2005).

(a)(1)(H)	Press Release issued by Koch Industries on November 17, 2005.*

(a)(1)(I)	Summary Advertisement published November 17, 2005.*

(a)(1)(J)	Press Release issued by Koch Industries on November 21, 2005.**

(a)(1)(K)	Press Release issued by Koch Industries on November 25, 2005.***

(a)(1)(L)	Letter to All Participants in the Georgia-Pacific Corporation Employee Stock Purchase Plan.****

(a)(1)(M)	Press Release issued by Koch Industries on December 2, 2005.****

(a)(1)(N)	Frequently Asked Questions (“FAQs”).*****

(a)(1)(O)	Press Release issued by Koch Industries on December 9, 2005. ******

(a)(1)(P)	Press Release issued by Koch Industries on December 19, 2005. ********

(a)(1)(Q)	Press Release issued by Koch Industries on December 20, 2005.

(b)(1)	Commitment Letter, dated November 2, 2005, between Citigroup Global Markets Inc. and Koch Industries.*

(b)(2)	Amended and Restated Commitment Letter, dated November 13, 2005, between Citigroup Global Markets Inc., Koch Forest Products Holding, LLC and the Purchaser.*

(b)(3)	Second Amended and Restated Commitment Letter, dated November 22, 2005, between Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Koch Forest Products Holding, LLC and Purchaser.****

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, among Koch Industries, the Purchaser and Georgia-Pacific.*

(d)(2)	Confidentiality Agreement, dated October 12, 2005, by and between Georgia-Pacific and Koch Industries.*

(d)(3)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 16, 2005.*

(d)(4)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 22, 2005.***

(d)(5)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Indiana State District Council of Laborers and HOD Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of Georgia-Pacific Corporation, v. James S. Balloun, Thomas D. Bell, Jr., Jon A. Boscia, Barbara L. Bowles, et al., Case No. 2005CV109450, filed December 2, 2005.*****

(d)(6)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Indiana State District Council of Laborers and HOD Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of Georgia-Pacific Corporation, v. James S. Balloun,et al., Case No. 2005-CV-109450, filed December 9, 2005. *******

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Statement on November 17, 2005.

**	Previously filed with Amendment No. 1 to the Statement on November 21, 2005.

***	Previously filed with Amendment No. 2 to the Statement on November 25, 2005.

****	Previously filed with Amendment No. 3 to the Statement on December 2, 2005.

*****	Previously filed with Amendment No. 4 to the Statement on December 8, 2005.

******	Previously filed with Amendment No. 5 to the Statement on December 12, 2005.

*******	Previously filed with Amendment No. 6 to the Statement on December 13, 2005.

********	Previously filed with Amendment No. 8 to the Statement on December 19, 2005.